Mail Stop 3233

                                                                      October
11, 2018


     Via Email
     Mr. David K. Holeman
     Chief Financial Officer
     Whitestone REIT
     2600 South Gessner, Suite 500
     Houston, TX 77063

            Re:      Whitestone REIT
                     Form 10-Q
                     Response dated September 11, 2018
                     File No. 001-34855

     Dear Mr. Holeman:

            We have reviewed your September 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.
     Unless we note otherwise, our references to prior comments are to comments in our August 27,
     2018 letter.

     Note 6. Investment in Real Estate Partnership, page 13

     1. We note from your response to comment 1 that you do not believe that collection of the consideration owed to you under the Contribution is probable. Please expand to describe to us the following:

                  a. Your consideration of the cash flows, loan-to-value ratios, and other pertinent information for Pillarstone to support your conclusion, in light of the lack of disclosure in Pillarstone's public filings about uncertainties in its ability to satisfy obligations as they become due.
 David K. Holeman
Whitestone REIT
October 11, 2018
Page 2

          b. Your recourse should Pillarstone, a company majority owned by your CEO, fail to pay amounts owed to you by the agreed-upon date of December 8, 2018.

          c. Reasons for considering (i) the contingent redemption of Pillarstone OP units and
             (ii) the assumption of $50.4 million of liabilities in the assessment of probability for collection of the consideration from Pillarstone, as the redemption does not appear to represent a present obligation from Pillarstone and Pillarstone owes the
             $50.4 million to other parties and not you.

2. We note that the assets transferred to Pillarstone represent substantially all of its operations. Notwithstanding the comment above, please tell us your consideration of
       ASC 360-10-35-21 in determining whether to test the assets for recoverability. If you tested the assets for recoverability, describe to us the outcome of that test.

Item 4. Controls and Procedures, page 52

3.     We acknowledge your response to comment 2 and continue to consider it.

       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.


                                                           Sincerely,

                                                           /s/ Isaac Esquivel

                                                           Isaac Esquivel
                                                           Staff Accountant
                                                           Office of Real
Estate and
                                                           Commodities